Exhibit 99.1

Sinovac Provides Update on Study of Third Dose of Its Pandemic Influenza Vaccine
Tuesday March 6, 8:00 am ET

BEIJING, March 6 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced an update for the study evaluating the third dose of its vaccine against the H5N1 dose of pandemic influenza.

In order to test the immune persistence of the pandemic influenza vaccine developed by Sinovac, a third dose was given to volunteers, who had completed the 210-day observation period after the first vaccination with the pandemic influenza vaccine. The purpose of this trial is to study the immune persistence of the two-dose scheme and the immune response with the third dose booster. The result of the trial will provide data for the immunization strategy to address different levels of possible influenza pandemic.

Among all of the 120 volunteers who joined the Phase I clinical trial for the pandemic influenza vaccine, 96 volunteers have received vaccination with pandemic influenza vaccine and 24 with placebo. 88 of the 96 volunteers vaccinated with vaccines completed follow-up observation for 210 days following the first vaccination. Twelve months after the second shot, the volunteers were given a third dose of the pandemic influenza vaccine.

Through medical evaluation and screening, 57 of 88 volunteers were selected to be given a third dose of the vaccination. They were separated into 4 groups with different dosages, which were 1.25ug, 2.5ug, 5ug, and 10ug. The vaccination has been completed recently. The 15-day follow up study showed no any serious side effects. The complete study will be conducted for 30 days, which is expected to be completed in March of 2007. Antibody testing results will be available in July of 2007.

About Panflu(TM)

Sinovac's Panflu(TM) is a whole virus inactivated vaccine with adjuvant. Four antigen dosages levels were tested in the Phase I clinical trial and all of them induced an immune response in the volunteers. The vaccine with 10ug antigen content demonstrated to have the best immunogenicity, with a sero positive rate of 78.3%, which exceeds the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Fax:   +86-10-6296-6910
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com